
02006124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50309



RECEIVED
PROCESSING
FEB 19 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RETIREMENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2454 McMULLEN BOOTH ROAD #D-607
(No. and Street)

CLEARWATER	FLORIDA	33759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. BOVA — 813-870-3055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BOVA, PA
(Name — *if individual, state last, first, middle name*)

PO BOX 20526	TAMPA	FLORIDA	33622
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley J. Fishman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Securities, Inc., as of 12-31-01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


PATRICIA R. HANSON
MY COMMISSION # CC 943826
EXPIRES: June 11, 2004
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

See Note 4 of Notes to Financial Statements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Retirement Securities, Inc.
Clearwater, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Retirement Securities, Inc. as of December 31, 2001, and the related statements of income and expense, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, subject to the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Securities, Inc. at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.



February 10, 2002
Tampa, Florida

RETIREMENT SECURITIES, INC.

BALANCE SHEET - DECEMBER 31, 2001

ASSETS:		
ALLOWABLE ASSETS:		
Cash		$ 75,117
Receivables - trade		43,481
Securities		46,518
Total allowable assets		165,116
NON-ALLOWABLE ASSETS:		
Receivables - other	$ 4,541	
Other assets	89,752	94,293
TOTAL		$259,409

ACCOUNTS PAYABLE & ACCRUED EXPENSE		$ 1,889
STOCKHOLDER'S EQUITY:		
Capital stock, common	$ 86,300	
Paid-in capital	15,000	
Retained earnings	156,220	257,520
TOTAL		$259,409

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

RETIREMENT SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATIONAL REVENUES	$533,692
OPERATING EXPENSES:	
Management fees	501,947
Payroll - officer	5,000
Commission	751
Regulatory fee	1,654
Other expenses	8,498
Total operating expenses	517,850
NET INCOME	$ 15,842

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

RETIREMENT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

STOCKHOLDER'S EQUITY 12-31-00	
Capital stock	$ 86,300
Paid-in capital	15,000
Retained earnings	156,220
STOCKHOLDER'S EQUITY 12-31-01	$257,520

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

RETIREMENT SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from commissions & other income	$526,812
Cash paid on overhead expenses & costs	517,381
Net cash provided - operating activities	9,431
INCREASE IN CASH	9,431
CASH BALANCE 12-31-00	65,686
CASH BALANCE 12-31-01	$ 75,117

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

RETIREMENT SECURITIES, INC.

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

TOTAL OWNERSHIP EQUITY		$257,520
Less -		
Non-allowable assets	$94,293	
Haircuts	4,208	98,501
NET CAPITAL		$159,019

NOTE: The net capital presented hereon concurs with the year-end company prepared Focus Report (Part IIA) net capital.

RETIREMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1) BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) TRADE RECEIVABLES

These represent amounts due from Fiserv Correspondent Services, Inc. applicable to commissions. Fiserv Correspondent Serivces, Inc. is the Company's clearing facility.

4) REGULATORY MATTERS

There were no material inadequacies at December 31, 2001 in the Company accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17A-13(a), 15c3-3(c), 17a-13 and 15c3-3, however, due to limited Company personnel and the segregation of duties thereabout, additional audit procedures were necessary to assure that the flow of cash transactions were adequate as indicated in the Independent Auditor's Report preceding the financial statements.

5) CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 200118
r for the year then ended.

FORM X-17A-5

3/89

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)



RECEIVED
FEB 19 2002
366

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

RETIREMENT SECURITIES, INC. [13]

SEC FILE NO.

8-50389 [14]

FIRM ID. NO.

43470 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2454 McMullen Booth Rd., #D-607 [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

1-10-1 [24]

Clearwater [21] Florida [22] 33759 [23]

(City) (State) (Zip Code)

AND ENDING (MM/DD/YY)

12-31-01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Bova [30]

(Area Code)—Telephone No.

813-870-3055 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 10th day of February, 2002

Manual signatures of:

1) Stanley J. [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

ROBERT J. BOVA, PA [70]

ADDRESS Number and Street	City	State	Zip Code
4035 W. KENNEDY BLVD. [71]	TAMPA [72]	FLORIDA [73]	33609 [74]

Check One

( ) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	5 3				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Retirement Securities, Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-01 [99]
SEC FILE NO. 8-50369 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 75,117	200			$ 75,117	750
2. Receivables from brokers or dealers:						
A. Clearance account	15,000	295				
B. Other	28,481	300	$ 4,541	550	48,022	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	46,518	424				
E. Spot commodities		430			46,518	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]		470		640		890
7. Secured demand notes market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	89,372	670	89,372	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	380	680	380	920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 165,116	540	$ 94,293	740	$ 259,409	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Retirement Securities, Inc. as of 12-31-01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	1,889	1205		1385	1,889	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 1,889	1230	$	1450	$ 1,889	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	86,300	1792
C. Additional paid-in capital	15,000	1793
D. Retained earnings	156,220	1794
E. Total		1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 257,520	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 259,409	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Retirement Securities, Inc.

For the period (MMDDYY) from 1-1-01 [3932] to 12-31-01

Number of months included in this statement 12

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:	
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$
b. Commissions on listed option transactions	
c. All other securities commissions	158
d. Total securities commissions	158
2. Gains or losses on firm securities trading accounts	
a. From market making in options on a national securities exchange	
b. From all other trading	
c. Total gain (loss)	
3. Gains or losses on firm securities investment accounts	
4. Profit (loss) from underwriting and selling groups	
5. Revenue from sale of investment company shares	4,832
6. Commodities revenue	
7. Fees for account supervision, investment advisory and administrative services	
8. Other revenue	528,702
9. Total revenue	$ 533,692

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 5,000
11. Other employee compensation and benefits		
12. Commissions paid to other broker-dealers		
13. Interest expense		
a. Includes interest on accounts subject to subordination agreements	[4070]	
14. Regulatory fees and expenses		1,654
15. Other expenses		511,196
16. Total expenses		$ 517,850

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 15,842
18. Provision for Federal income taxes (for parent only)		
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		
22. Net income (loss) after Federal income taxes and extraordinary items		$ 15,842

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Retirement Securities, Inc.

For the period (MMDDYY) from 1-1-01 to 1-31-01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 241,678
A. Net income (loss)		15,842
B. Additions (Includes non-conforming capital of	$ [4262])	
C. Deductions (Includes non-conforming capital of	$ [4272])	
2. Balance, end of period (From item 1800)		$ 257,520

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A
A. Increases	
B. Decreases	
4. Balance, end of period (From item 3520)	$

OMIT PEN

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Retirement Securities, Inc. as of 12-31-01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 257,520	348
2.	Deduct ownership equity not allowable for Net Capital			( )	349
3.	Total ownership equity qualified for Net Capital			257,520	350
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				352
	B. Other (deductions) or allowable credits (List)				352
5.	Total capital and allowable subordinated liabilities			$ 257,520	353
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 94,293	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(94,293)	362
7.	Other additions and/or allowable credits (List)				363
8.	Net capital before haircuts on securities positions			$ 167,227	364
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	4,208	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(4,208)	3740
10.	Net Capital			$ 159,019	3750

OMIT PENNIE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Retirement Securities, Inc. as of 12-31-01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 125
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000
14	Excess net capital (line 10 less 13)	$ 109,019
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 158,830

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 1,892
17	Add		
	A. Drafts for immediate credit	$ [3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]	
	C. Other unrecorded amounts (List)	$ [3820]	$
19.	Total aggregate indebtedness		$ 1,892
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N.A. [37]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ [38]
24	Net capital requirement (greater of line 22 or 23)	$ [37]
25.	Excess net capital (line 10 less 24)	$ [39]
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ [39]

OMIT PENN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Retirement Securities, Inc. **as of** 12-31-01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 ....

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained ....

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 8-30453 Fiserv Securities, Inc. 4335 Equities

D. (k) (3)—Exempted by order of the Commission ....

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	46[illegible]
4610	4611	4612	4613	4614	46[illegible]
4620	4621	4622	4623	4624	46[illegible]
4630	4631	4632	4633	4634	46[illegible]
4640	4641	4642	4643	4644	46[illegible]
4650	4651	4652	4653	4654	465
4660	4661	4662	4663	4664	466
4670	4671	4672	4673	4674	467
4680	4681	4682	4683	4684	468
4690	4691	4692	4693	4694	469

TOTAL $ N.A. 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities